FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:	Form 20-F (X)	Form 40-F ( )

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  (  )

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  (  )

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  (   )  No  (X)

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005

        “Dan MacInnis”

DAN MACINNIS

President & CEO

FORM 6K – April 26, 2005

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.	Reporting Issuer MAG SILVER CORP. 328 - 550 Burrard Street Vancouver BC, V6C 2B5 Telephone: (604) 630-1399 Facsimile: (604) 484-4710
Item 2.	Date of Material Change: April 19, 2005
Item 3.	Press Release The Issuer issued a press release at Vancouver BC dated April 19, 2005
Item 4.

Summary of Material Change

MAG Silver Corp. (TSXV:MAG) announces the exercise of 1,400,755 warrants out of a total 2,429,255 outstanding warrants (58%) that matured April 15, 2005. The warrants were issued at the time of the IPO and had a value of C$0.75. Upon exercise of the warrants, MAG Silver received total gross proceeds of C$1,050,566.

Item 5.	Full Description of Material Change See the news release dated April 19, 2005.
Item 6.	Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta) N/A
Item 7.	Omitted Information N/A
Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 26th day of April, 2005.

MAG Silver Corp.

"Dan MacInnis"
Dan MacInnis, President & CEO

MAG Silver Corp.	MATERIAL CHANGE REPORT
328 - 550 Burrard Street, Vancouver BC, V6C 2B5	Page 1 of 1

Mag Silver Corporation 328-550 Burrard Street BC Canada V6C 2B5 Phone (604) 630-1399 Fax: (604) 484-4710 MAG:TSXV MSLRF:OTCBB

NR #05-04

April 19, 2005

For Immediate Release

C$1 MILLION IN WARRANTS ARE EXERCISED

Vancouver, B.C_. MAG Silver Corporation (MAG:TSXV MSLRF:OTCBB) announces the exercise of 1,400,755 warrants out of a total 2,429,255 outstanding warrants (58%) that matured April 15, 2005. The warrants were issued at the time of the IPO and had a value of C$0.75. Upon exercise of the warrants, MAG Silver received total gross proceeds of C$1,050,566.

Upon the issuance of 1,400,755 shares pursuant to the exercise of the warrants, MAG Silver now has 27,352,866 common shares issued and outstanding and 29,252,866 fully diluted common shares. The proceeds from this exercise of warrants will go towards the working capital of the corporation.

About MAG Silver Corp.

MAG is a Silver exploration company focused on multi-million ounce silver deposits located within the historic Mexican Silver Belt. Our large land inventory is well positioned in mining districts with ongoing large-scale, high-grade silver production, including a joint venture with the world's largest silver producer, Industrias Penoles S.A. de C.V. announced April 4, 2005 on the Company's Juanicipio project located in Zacatecas. We are committed to discover silver deposits that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver explorers in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX Venture Exchange as MAG.

On behalf of the Board of

MAG Silver Corporation:

"Dan MacInnis"

President and CEO

For further information on MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.